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SEC FILE NUMBER
001-09338

CUSIP NUMBER
594087108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 29, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Michaels Stores, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
8000 Bent Branch Drive

Address of Principal Executive Office (Street and Number)
Irving, Texas 75063

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Based on recent media reports regarding historical stock option practices at other publicly traded companies, the Company’s Audit Committee has initiated an internal review on a proactive basis into the Company’s historical stock option practices, including a review of the Company’s underlying option grant documentation and procedures and related accounting. In accordance with New York Stock Exchange requirements, the Audit Committee is composed solely of independent directors. The Audit Committee’s internal review is being conducted with the assistance of independent legal counsel and outside accounting experts. The Audit Committee has not reached any final conclusions as the internal review is not complete and is continuing. The Company’s independent registered public accounting firm has been informed about the internal review. The Company has also voluntarily reported the commencement of this review to the Securities and Exchange Commission.

Due to the volume of data subject to this review, the Company has been unable to complete and file by the prescribed due date its Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006. The Company is working diligently to file its Quarterly Report on Form 10-Q by the fifth calendar day following the required filing date as permitted by Rule 12b-25. At this time, the Company is unable to determine whether any accounting adjustment to non-cash stock-based compensation expense might be required, the final amount of any such accounting adjustment, if required, or whether such an adjustment will require a restatement of prior period financial statements or will be reflected in its fiscal 2006 results of operations. The Company is also evaluating whether previously deducted compensation related to exercised stock options might be non-deductible under Section 162(m) of the Internal Revenue Code, which could result in additional taxes and interest related to the prior deductions and the loss of future deductions. However, the Company has not finalized its assessment of this tax-related matter.

The internal review is focused principally upon the period from 1990 to 2001. Since October 2001, the Company has utilized pre-determined effective grant dates and generally pre-determined grant levels for its stock option program. Stock option grants from October 2001 to the present have consistently followed these processes.

Prior to October 2001, the Company granted stock options principally utilizing a process in which an authorized committee of the Board would approve stock option grants from time to time through unanimous consent resolutions with specified effective dates that generally preceded the date on which the consents were executed by members of the applicable committee. The Company has historically considered the effective date specified in the written consents by the applicable option committee as the accounting measurement date for determining stock-based compensation expense under APB 25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lisa K. Klinger	(972)	409-1528
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the early stage of its Audit Committee’s internal review, the Company has not yet determined whether its Audit Committee’s internal review will result in any significant impact on the Company’s financial statements.

Certain matters discussed in this Notification of Late Filing on Form 12b-25, including the timing of the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006, constitute forward looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions or findings resulting from our Audit Committee’s internal review or as a result of other factors as set forth in our Annual Report on Form 10-K for the fiscal year ended January 28, 2006 and in our other Securities and Exchange Commission filings. There can be no assurance as to the final results of our Audit Committee’s internal review or the timing of the filing of our Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006. We intend these forward-looking statements to speak only as of the time of this Notification of Late Filing on Form 12b-25 and do not undertake to update or revise them as more information becomes available.

Michaels Stores, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 8, 2006	By	/s/ Jeffrey N. Boyer

Jeffrey N. Boyer President and Chief Financial Officer

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